Phoenix Metals U.S.A. II, Inc.

801 South Rampart Boulevard, Suite 178
Las Vegas, Nevada 89109

March 9, 2000

Via EDGAR

Goldie B. Walker
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:     Phoenix Metals U.S.A. II, Inc.
                           Registration Statement on Form 10-SB
                          Registration No. 000-29349

Dear Ms. Walker:

                  Phoenix Metals U.S.A. II, Inc., respectfully requests that the above-referenced Registration Statement filed with the Securities and Exchange Commission on February 4, 2000, be withdrawn. Please do not hesitate to contact the undersigned with any questions.

Very truly yours, Phoenix Metals U.S.A. II, Inc.

/s/ Diana Lee Flaherty ------------------------------------------------------- Diana Lee Flaherty Chairperson of the Board of Directors